Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the six months ended December 31, 2024 and 2023

(RMB and US$ amounts expressed in thousands, except per share data)

	Second Half of 2024		Second Half of 2023
	RMB’000	US$’000	RMB’000	US$’000
Revenue	8,827,151	1,227,972	8,875,346	1,234,676
Cost of sales*	(7,420,695)	(1,032,315)	(7,644,571)	(1,063,459)
Gross profit	1,406,456	195,657	1,230,775	171,217
Other operating income, net	401,548	55,861	306,161	42,591
Research and development expenses	(591,099)	(82,230)	(470,531)	(65,457)
Selling, general and administrative expenses*	(1,056,825)	(147,019)	(844,642)	(117,501)
Operating profit	160,080	22,269	221,763	30,850
Finance costs	(37,057)	(5,155)	(46,533)	(6,473)
Share of results of associates and joint ventures	58,473	8,134	32,452	4,514
Profit before tax	181,496	25,248	207,682	28,891
Income tax expense	(26,357)	(3,667)	(37,869)	(5,268)
Profit for the period	155,139	21,581	169,813	23,623
Attributable to:
Equity holders of the Company	82,725	11,507	107,141	14,905
Non-controlling interests	72,414	10,074	62,672	8,718
	155,139	21,581	169,813	23,623
Net earnings per share
- Basic	2.19	0.30	2.62	0.36
- Diluted	2.19	0.30	2.62	0.36
Unit Sales	163,843		147,700

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CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2024 and 2023

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2024 (Unaudited)		December 31, 2023 (Audited)
	RMB’000	US$’000	RMB’000	US$’000
Revenue	19,133,575	2,661,729	18,046,349	2,510,482
Cost of sales*	(16,315,074)	(2,269,639)	(15,502,876)	(2,156,652)
Gross profit	2,818,501	392,090	2,543,473	353,830
Other operating income, net	575,658	80,082	442,362	61,538
Research and development expenses	(984,659)	(136,979)	(876,578)	(121,943)
Selling, general and administrative expenses*	(1,812,526)	(252,147)	(1,499,808)	(208,643)
Operating profit	596,974	83,046	609,449	84,782
Finance costs	(77,982)	(10,848)	(100,175)	(13,936)
Share of results of associates and joint ventures	101,548	14,127	62,078	8,636
Profit before tax	620,540	86,325	571,352	79,482
Income tax expense	(128,798)	(17,917)	(148,496)	(20,658)
Profit for the year	491,742	68,408	422,856	58,824
Attributable to:
Equity holders of the Company	323,055	44,941	285,518	39,719
Non-controlling interests	168,687	23,467	137,338	19,105
	491,742	68,408	422,856	58,824
Net earnings per share
- Basic	8.21	1.14	6.99	0.99
- Diluted	8.21	1.14	6.99	0.99
Unit Sales	356,586		313,493

*Comparatives

Management has reclassified assurance-type warranty expenses from selling and distribution (within selling, general and administrative expenses) to cost of sales. The comparative figures in the Income Statement for the six months and full year ended December 31, 2023, have been adjusted to conform with the current year's presentation. The changes to 2023 comparatives have no impact on the operating profit for the period of the Group, its financial position or cash flows.

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CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED FINANCIAL POSITION ITEMS

For the years ended December 31, 2024 and December 31, 2023

(RMB and US$ amounts expressed in thousands)

	December 31, 2024 (Unaudited)		December 31, 2023 (Audited)
	RMB’000	US$’000	RMB’000
Cash and bank balances	6,433,593	894,997	6,039,471
Trade and bills receivables	8,809,069	1,225,456	7,813,228
Inventories	4,654,448	647,494	4,649,027
Trade and bills payables	8,499,626	1,182,409	7,634,273
Short-term and long-term loans and borrowings	2,509,800	349,146	2,540,294
Equity attributable to equity holders of the Company	9,164,625	1,274,919	9,226,528

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